Exhibit 3(i).1
Fourth Certificate of Amendment to
Amended and Restated Certificate of Incorporation
of
Stericycle, Inc.
Stericycle, Inc., a Delaware corporation (the “Corporation”) certifies that the Corporation’s Amended and Restated Certificate of Incorporation has been amended to add a new Article 12 which reads as follows by an amendment duly proposed by the Corporation’s board of directors and duly adopted by the Corporation’s stockholders in the manner and by the vote prescribed by Section 242 of the General Corporation Law of the State of Delaware:
Article 12
Special Meetings of Stockholders
A special meeting of stockholders may be called for any purpose or purposes by the chairman of the board or the president and chief executive officer, or by the secretary of the Corporation at the direction of the board of directors. Subject to the applicable provisions of the bylaws implementing this Article 12, a special meeting of stockholders shall be called by the secretary of the Corporation at the written request of one or more stockholders of record who have continuously held, for at least one year prior to the date of delivery of their special meeting request, a net long position in shares representing in the aggregate at least 25% of the Corporation’s outstanding shares of common stock.
In witness, the Corporation has caused this Fourth Certificate of Amendment to be signed by its President and Chief Executive Officer, Charles A. Alutto, on June 19, 2014. His signature below constitutes his affirmation and acknowledgement, under penalties of perjury, that this instrument is the Corporation’s act and deed and that the facts stated in this instrument are true.

Stericycle, Inc.

/s/ CHARLES A. ALUTTO
Charles A. Alutto
President and Chief
Executive Officer
Stericycle, Inc.